Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:  Marshall & Ilsley Corporation

(Commission File No. 001-33488)

On May 5, 2011, Marshall & Ilsley Corporation posted the following communication to employees on its website:

For employees of M&I Important Information about HR programs

For the past several months, integration teams have been working to ensure a successful transition. Leaders in both organizations are dedicated to providing you with honest and open communications. That goes for today, at closing, and in the months that follow, as we work together to realize the full potential of our new company.

The enclosed pages provide key HR information and identify where you need to take action for specific programs. As we move closer to the anticipated close date, you’ll hear more about the HR programs and all our company has to offer.

Many of you have asked questions about what you can expect after transition, and as we are able to, we will share information. We’ve posted an initial set of FAQs on the integration site, where you’ll find answers to questions about your pay, your benefits, learning and professional development, who to call for assistance, and more.

Thank you for your continued support during this transition.

Your benefits

Our benefit plans are designed to

▪  provide a comprehensive and competitive benefits
    package relative to other employers in the market

▪  support the good health of you and your family

▪  encourage you to take steps to protect the security of
    you and your family, today and in the future

It’s important to note that, after closing, your current M&I health benefits and flexible spending accounts will stay in place for the remainder of 2011. We want to avoid any mid-year disruption to your health care benefits.

Every year in October, employees are invited to enroll or make changes to their benefits through an annual enrollment period that will take effect on January 1st of the following year. You’ll hear more in the fall about the full range of options that will be available to you.

VACATION

2011 will be a busy year; however, it’s important for each of us to take time away to recharge. Please work with your manager to find the time to take full advantage of your 2011 vacation days.

Your vacation allotment for 2011 remains unchanged. For 2012, we’ll provide information about an integrated vacation policy later in the year.

Please note you will be paid at close for any approved vacation you have carried over from previous years.

Key benefits dates

The following M&I benefits will continue until the end of 2011:

▪  Medical

▪  Dental

▪  Vision

▪  Health & Dependent Day Care Spending Accounts

▪  Health Savings Account

Existing elections and coverage for you and your family will not be interrupted. This coverage will remain in place through December 31st.

These BMO / Harris benefits will take effect the day after closing:

▪  401(k) Savings*

▪  Employee Share Purchase Plan (ESPP)*

▪  Retirement (Pension) Plan

These BMO / Harris benefits are expected to take effect 60 days after closing:

▪  Sick Pay, Short-Term and Long-Term Disability

▪  Basic Life

▪  Supplemental Life*

▪  Family Life*

▪  Supplemental Disability*

▪  Business Travel Accident

▪  Commuter benefits*

▪  Tuition Reimbursment

* You need to enroll to receive these benefits (details will follow soon)

For more information

Additional information is available at the Harris/M&I Transition site at

http://minet.micorp.com/MiCorporation/BMOMITransitionInformation/index.cfm

If you have questions about your current benefits, please contact the M&I HR Service Center at 1-800-342-2265 ext. 2900 or hrsc@micorp.com.  For more details about the programs highlighted here, visit www.myaccessbenefits.com.

BMO [graphic] Financial Group	1	May 2011

Saving for retirement

The BMO/Harris Employees’ 401(k) Savings, Employee Share Purchase Plan (ESPP) and Retirement (Pension) Plan will help you build security for the future.

Participation in the Retirement (Pension) Plan is automatic, and you will receive credit based on your M&I service date. Participation in the 401(k) Savings and ESPP is voluntary; you’ll need to enroll.

The following information is an overview of the plans. Full details are available at www.myaccessbenefits.com.

Note: After closing, as an M&I Retirement Program member, you can continue to access your account information and receive answers to your questions, including alternatives available to you with the transition of the M&I program, at www.miretirement.com or by calling 1-800-858-3829.

401(k) SAVINGS PLAN

The 401(k) Savings Plan is a smart way to save! The plan boosts your savings with matching bank contributions. It also enables you to defer taxes on both your contributions and investment earnings.

Your contributions to 401(k)

You can choose the contribution level that’s right for you, from 1% to 25% of your pay.*

Contributions are automatically withdrawn from your pay – and because they are pre-tax deductions, they reduce your taxable income so you save money on taxes each payday. You can change your contribution amount at any time.

Contributions are subject to annual dollar limits set by the IRS, which may change each year. The maximum pre-tax contribution for 2011 is $16,500 (reduced by contributions made to the M&I Retirement Program). The IRS also sets a maximum of pay from which you can contribute, and that maximum is $245,000 for 2011.

If you are at least age 50 or will reach age 50 during a given calendar year, you can make catch-up contributions for that year by contributing an additional 1% to 15% of your pay (to a maximum of $5,500 in 2011). Since catch-up contributions do not receive a bank match, make sure to first maximize your normal contribution to take full advantage of the bank’s contribution.

Enrolling in the 401(k) plan is easy!

You can pre-enroll as early as May 16th using the Personal Identification Number (PIN) you will receive in mid-May. Your PIN will be sent to you at your home address.

You can enroll in the 401(k) Savings Plan at any time; however, to ensure that your contributions continue uninterrupted, you are encouraged to pre-enroll so that contributions will automatically begin on the first pay period after closing.

To enroll

▪

go to www.myaccessbenefits.com  and select 401(k) Savings under My Accounts or

▪

call customer service at
1-800-738-2323 between 8am-8pm CT

See page 4 for further enrollment instructions.

Bank contributions

The bank matches your contributions dollar for dollar, up to the first 5% you save of your annual eligible pay.* Matching contributions are tax-deferred, just like your own contributions.

Vesting

All of your contributions and the matching bank contributions are vested immediately.

* Eligible pay includes your base annual pay plus overtime, shift differential and any variable pay related to your work performance.

Investment fund choices

The 401(k) Savings Plan offers a choice of professionally-managed investment options including BMO stock. The plan allows you to create an investment program tailored to your personal needs, goals and risk tolerance. For information on plan funds and their past performance, visit www.myaccessbenefits.com.

Accessing your account While employed at BMO Financial Group, you will have access to the funds in your account through loans and withdrawals, subject to IRS rules and limits.

RETIREMENT (PENSION) PLAN

The Retirement Plan is the cornerstone of your retirement income. You will automatically join the plan the day after closing. You don’t need to enroll. Your M&I service counts towards vesting and pay credits.

Your retirement “account” starts on your first day of work with BMO / Harris. Each month, your account will receive a pay credit and an interest credit:

Pay credits are based on your eligible pay, and points that are driven by your age and years of service with the bank:

Points (age + service)	Pay credit %
Under 40	3.0%
40-49	3.5%
50-59	4.5%
60-69	6.0%
70 or more	8.0%

You will start to receive interest credits in your second year in the plan.  Interest credits are based on the 10-year U.S. Treasury Bond Rate, with an annual minimum return of 5.03%, and are applied to your account balance as of December 31st of the previous year.

You become “vested” in the plan once you have three years of continuous service. Vesting means you own the benefit you have earned, and it becomes portable so you can take the account balance with you at any age, even if you leave the bank before retirement.

Additional details about these retirement plans are available at www.myaccessbenefits.com.

* Eligible pay includes your base annual pay plus overtime, shift differential and any variable pay related to your work performance.

EMPLOYEE SHARE PURCHASE PLAN (ESPP)

The ESPP helps you invest in BMO Financial Group, by offering BMO common stock at a discounted price of 15% below market value. By buying shares, you’re more than an employee – you’re also a shareholder.

Your ESPP contributions You can choose to make after-tax payroll deductions of 1-15% of your base pay. Your deductions will be used to buy shares at 85% of the market price.

Enrolling in ESPP

You can enroll online or by phone during the 15-day period prior to the start of any quarter in a calendar year (January, April, July, October).

You will be advised as to the first opportunity for enrollment, and will receive your PIN in the mail at home.

To enroll

▪

go to www.myaccessbenefits.com and select Share Purchase under My Accounts, or

▪

call customer service at 1-800-545-7996 between 8am-8pm CT

See below for further enrollment instructions.

Bank contributions

The bank contributes the difference between your cost for the shares and the actual market price. The bank’s contributions and your after-tax contributions combined are subject to an annual limit of $25,000.

Online enrollment instructions

You will use the myACCESSBenefits site to enroll in the 401(k) and Employee Share Purchase Plan (ESPP).

You will receive a separate Personal Identification Numbers (PIN) for each enrollment. Each PIN will be mailed to your home prior to the respective enrollment start date.

To complete your enrollment:

▪

Go to www.myaccessbenefits.com

▪

May 16th:  To pre-enroll in the 401(k) Savings Plan, select 401(k) Savings from the “My Accounts” section in the right toolbar. Use your ACCESSBenefits PIN to log in.

▪

After closing:  To enroll in ESPP, select Share Purchase from the right toolbar. Use your BMO Employee Share Purchase Plan PIN to log in.

This overview provides highlights of the bank’s benefit plans. The plan documents that govern these plans provide full details. If there are any discrepancies between this message and the legal plan documents, the plan documents rule. BMO Financial Group reserves the right to suspend, amend or terminate any or all benefits, at any time. Employees will be notified of any plan or cost changes in advance.

Cautionary statement regarding forward-looking information

Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbor’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Additional information for shareholders

In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab "About BMO - Investor Relations" and then under the heading "Frequently Accessed Documents", from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings", or from M&I at (414) 765-7814.

BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in M&I’s annual report for the year ended December 31, 2010, as filed with the SEC on Form 10-K on March 1, 2011, and as amended by Form 10-K/A filed with the SEC on April 29, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.